[redacted] AB SO 3/5/03

SECURI 03012031 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 03 2003

SEC FILE NUMBER
8-41807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN WEALTH MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3495 PIEDMONT RD., BLDG. 12, STE. 100
(No. and Street)

ATLANTA (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEROME A. BORZELLO 404-262-2719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, PC
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST., STE. 4 MARIETTA, GA 30060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BP, M

OATH OR AFFIRMATION

I, JEROME A. BORZELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN WEALTH MANAGEMENT, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Jane E. Ritchie
Notary Public expires 9-16-03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of American Wealth Management, Inc., as of December 31, 2002, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of American Wealth Management, Inc., as of December 31, 2001, were audited by other auditors whose report dated February 26, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Wealth Management, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPAs, PC
February 27, 2003

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

		2002		2001
ASSETS				
Current Assets:				
Cash – Checking	$	80,472	$	61,849
Cash – Money Market		2,211		7,546
Cash – Clearing Deposit		25,353		25,018
Commissions Receivable – Brokers		12,018		17,672
A/R – Commissions		- 0 -		37,929
Employee Loans		9,403		4,405
Other Receivables		2,211		2,211
Total Current Assets	$	131,668	$	156,630
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $47,905 and $42,374	$	1,832	$	3,754
Other Assets:				
Prepaid Expenses	$	15,428	$	14,875
Deferred Tax Asset		- 0 -		1,182
Prepaid Income Tax		0 -		2,675
Advances to Stockholder		257,953		228,777
Security Deposit		1,280		1,280
Total Other Assets	$	274,661	$	248,789
TOTAL ASSETS	$	408,161	$	409,173
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES				
Commissions Payable	$	- 0 -	$	17,459
Lease Payable		- 0 -		2,716
Payroll Tax Payable		29,312		35,941
Accrued Interest		14,602		6,863
Accrued Expenses		- 0 -		24,342
Income Tax Payable		10,146		1,756
TOTAL LIABILITIES	$	54,060	$	89,077

(Continued)

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001
(Continued)

	2002	2001
SHAREHOLDERS' EQUITY (EXHIBIT C)		
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$ 6,000	$ 6,000
Additional Paid-In Capital	31,100	31,100
Retained Earnings	282,996	276,392
Current Earnings	34,005	6,604
TOTAL SHAREHOLDERS' EQUITY	$ 354,101	$ 320,096
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 408,161	$ 409,173

EXHIBIT B

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

		2002		2001
INCOME				
Commissions	$	2,591,818	$	2,042,980
Interest and Other Income		461,466		157,168
Total Revenue	$	3,053,284	$	2,200,148
COSTS AND EXPENSES				
Clearing Costs (Note 2)	$	526,615	$	599,942
Commissions		2,040,622		1,208,469
General and Administrative		434,206		376,514
Interest		7,739		6,863
Total Costs and Expenses	$	3,009,182	$	2,191,788
(Loss) Income from Operations	$	44,102	$	8,360
INCOME BEFORE PROVISION FOR INCOME TAXES				
Provision for Income Taxes (Note 3)	$	10,097	$	1,756
NET (LOSS) INCOME	$	34,005	$	6,604

The Accompanying Notes to the Financial Statements are an Integral Part of these Statements.

EXHIBIT C

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE – December 31, 2001	1,000	$ 6,000	$ 31,100	$ 282,996	$ 320,096
NET INCOME (Exhibit B)	- 0 -	- 0 -	- 0 -	34,005	34,005
BALANCE - December 31, 2002	1,000	$ 6,000	$ 31,100	$ 317,001	$ 354,101

The Accompanying Notes to the Financial Statements are an Integral Part of these Statements.

EXHIBIT D

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit (Loss)	$ 34,005	$ 6,604
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
Depreciation	5,530	822
Decrease (Increase) in Receivable - Clearing Org.	37,929	(37,929)
Decrease (Increase) in Receivable – Brokers	5,654	(4,803)
Decrease (Increase) in Employee Loans	(4,998)	300
Decrease (Increase) in Clearing House Deposit	(334)	18
Decrease (Increase) in Prepaid Expenses	(553)	(790)
Decrease (Increase) in Deferred Tax Asset	1,182	473
Decrease (Increase) in Prepaid Income Tax	2,675	- 0 -
Increase (Decrease) in Commissions Payable	(17,459)	1,448
Increase (Decrease) in Payroll Taxes Payable	(6,793)	25,675
Increase (Decrease) in Other Liabilities	(16,390)	29,356
Increase (Decrease) in Income Tax Payable	8,342	1,756
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 48,790	$ 22,990
CASH FLOWS FROM INVESTING ACTIVITIES		
Money Market	$ 5,335	$ 435
Furniture and Fixtures	(3,609)	- 0 -
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$ 1,726	$ 435
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (Decrease) on Capital Lease Obligation	$ (2,717)	$ - 0 -
Advances to Stockholder	(29,176)	3,602
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	$ (31,893)	$ 3,602
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 18,623	$ 27,027
CASH AT BEGINNING OF YEAR	$ 61,849	$ 34,822
CASH AT END OF YEAR	$ 80,472	$ 61,849

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, The National Association of Securities Dealers, and the Georgia Securities Commissions. Pursuant to the registration, the Company must maintain a minimum net capital requirement of $5,000 and is not authorized to hold securities or funds for customers. American Wealth Management, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto (see Note 2.)

B. The Company files income tax returns on the accrual basis and the financial statements are prepared on the accrual basis of accounting.

C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D. Commission income and the related expense are recorded on a settlement date basis.

E. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. CLEARING BROKER-DEALER AGREEMENT

In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Clearing charges of 25% of commissions earned are withheld from the monthly remittance. Raymond James is responsible for all clearing transactions and maintenance of customer accounts for the company.

AMERICAN WEALTH MANAGEMENT, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002
(Continued)

3. INCOME TAX LIABILITY

The income tax liability as of December 31, 2002, is as follows:

Current Taxes Payable	$ 10,097
Total Income Tax Liability	$ 10,097

The components of income tax expense as of December 31, 2002, are as follows:

Current	$ 10,097
Total Income Tax Expense	$ 10,097

4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. CHANGE OF AUDITOR

The 2001 audit for the Company was performed by Springer, Goldman & Associates, CPAs and all figures representing the year 2001 were obtained from that audit.

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2002

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	354,101
LESS NON-ALLOWABLE ASSETS		
Other Assets		300,125
Less: Haircut on Other Securities - Money Market ($2,211 x 2%)		44
NET CAPITAL	$	53,932

SCHEDULE 2

AMERICAN WEALTH MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934)
DECEMBER 31, 2002

	Reported in Unaudited Part II Focus Report	Difference	Reported in Audited Financial Statement
TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 377,572	$ (23,471)	$ 354,101
Less: Non-Allowable Assets	318,993	(18,868)	300,125
Less: Haircuts	1,378	(1,334)	44
NET CAPITAL	$ 57,201	$ (3,269)	$ 53,932

DIFFERENCE BETWEEN UNAUDITED AND ADJUSTED STATEMENTS

Decrease in Receivable-Brokers	$ (2,232)
Decrease in Prepaid Taxes	(3,857)
Increase in Accum. Depreciation	(3,969)
Increase in Accrued Interest	(7,739)
Increase in Income Tax Payable	(8,390)
Decrease in Lease Payable	2,716
NET INCREASE (DECREASE) IN SHAREHOLDERS' EQUITY	$ (23,471)

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS		
Payroll Taxes Payable	$	29,312
Income Tax Payable		10,146
Accrued Interest		14,602
TOTAL AGGREGATE INDEBTEDNESS	$	54,060
RATIO – Aggregate Indebtedness to Net Capital		1.0024 to 1
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	53,932
Minimum Net Capital Requirement		5,000
EXCESS NET CAPITAL	$	48,932

SCHEDULE 4

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENTS OF EXEPMTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
DECEMBER 31, 2002

The Company is exempt from compliance with Rule 15c3-3. All transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2002.

The Company had no liabilities subordinated to the claims for creditors as of December 31, 2002.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of American Wealth Management, Inc., for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements, and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by Rule 17a-3, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. The Company was in compliance with the condition of exemption, and no facts came to our attention indicating that such condition had not been complied with during the year ended December 31, 2002.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph..

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may

become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted the following matter involving the control procedures and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of American Wealth Management, Inc., for the year ended December 31, 2002, and this report does not affect our report thereon dated.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934, and should not be used for any other purpose.

Goldman + Company CPAs PC

Goldman & Company, CPAs, PC
February 24, 2003